Exhibit 99.29

CONSENT OF C. DUPLESSIS

The undersigned hereby consents to the use of their report titled "Independent Technical Report, Mineral Resources Estimation of the Philibert Project, Quebec, Canada," effective August 8, 2023, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2025, (ii) the Registration Statement on Form F-10 (File No. 333-283086) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

By:
/s/ "Claude Duplessis"
Claude Duplessis, P. Eng
GoldMinds Geoservices Inc.

Dated: February 17, 2026